May 21, 1995

          The Board of Directors
          Grow Group, Inc.
          200 Park Avenue
          New York, NY  10166

          Members of the Board:

          We understand that, pursuant to the terms and conditions set forth in the Agreement and Plan of Merger among Imperial Chemical Industries PLC ("ICI"), GDEN Corporation and Grow Group, Inc. ("Grow Group" or the "Company") dated as of April 30, 1995 (the "Merger Agreement"), as amended by Amendment No. I to the Merger Agreement dated May 21, 1995 (the "Amended Merger Agreement"), ICI is contemplating the acquisition of (i) all of the outstanding shares of Grow Group Common Stock, $0.10 par value per share ("Grow Group Common Stock"), of which there are 16,101,712 shares issued and outstanding as of the date hereof; and (ii) options to acquire 318,699 shares of Grow Group Common Stock exercisable at an average price of $12.74 per share which are outstanding under an incentive stock option plan (the "Transaction"). The terms of the Amended Merger Agreement provide, among other things, that either pursuant to a tender offer to be made by ICI or at the closing of the Transaction, the shareholders of the Grow Group Common Stock, other than Corimon Corporation ("Corimon"), would receive $22.00 in cash in exchange for each share of Grow Group Common Stock and option holders (excluding option holders who exercise their options prior to the closing of the Transaction) would receive in cash the positive difference, if any, between $22.00 and the exercise price of each option (the "Merger Consideration"). The shareholders of the Grow Group Common Stock other than Corimon are referred to herein as the "Public Shareholders."

          In accordance with the terms of the engagement letter dated as of April 27, 1995, you have requested that Wertheim Schroder & Co. Incorporated ("Wertheim Schroder") render an opinion (the "Opinion"), as investment bankers, as to the fairness, from a financial point of view, of the Merger Consideration to be received by Grow Group's Public Shareholders. It is understood that (i) the Opinion shall be used by the Company solely in connection with its consideration of the Transaction, and (ii) the Company will not furnish the Opinion or any other material prepared by Wertheim Schroder (including this letter) to any other person or persons or use or refer to the Opinion or this letter for any other purposes without Wertheim Schroder's prior written approval; provided, however, that the Company may furnish the Opinion to ICI in its entirety and publish the Opinion in its entirety in any documents distributed to its shareholders in connection with the Transaction.

          Wertheim Schroder, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Wertheim Schroder has acted as financial advisor to Grow Group in its negotiations with ICI.

          In connection with the Opinion set forth herein, we have, among other things:

          i)   reviewed the Merger Agreement and Amended Merger
               Agreement;

          ii) reviewed the recent published financial statements of Grow Group, including its Forms 10K (1990, 1991, 1992, 1993 and 1994) and Forms 10Q (quarters ended September 30, 1994, and December 31, 1994), and its filings on Form 8K since June 30, 1994;

          iii) reviewed historical financial results of Grow Group by operating division prepared by management;

          iv) reviewed forecasts and projections of Grow Group prepared by Grow Group management for the fiscal years ending June 30, 1995 through 1997;

          v) had discussions with Grow Group management regarding the business, operations and prospects of the Company and reviewed management's financial projections for the fiscal years ending June 30, 1995 through 1997;

          vi)  reviewed research reports and news articles on Grow
               Group;

          vii) performed various valuation analyses, as we deemed appropriate, of Grow Group using generally accepted analytical methodologies, including: (i) the application of the public trading multiples of comparable companies to the financial results of Grow Group; (ii) the application of the multiples reflected in recent mergers and acquisitions for comparable businesses to the financial results of Grow Group; and (iii) discounted cash flow, leveraged buyout and leveraged recapitalization analyses of Grow Group's operations;

          viii) reviewed the historical trading prices and volumes of Grow Group Common Stock; and

          ix) performed such other financial studies, analyses, inquiries and investigations as we deemed appropriate.

          In rendering the Opinion, we have relied upon the accuracy and completeness of all information supplied or otherwise made available to us by Grow Group or obtained by us from other sources, and we have not assumed any responsibility for independently verifying such information, undertaken an independent appraisal of the assets or liabilities (contingent or otherwise) of Grow Group, or been furnished with any such appraisals. With respect to financial forecasts for Grow Group, we have been advised by Grow Group, and we have assumed, without independent investigation, that they have been reasonably prepared and reflect the best currently available estimates and judgment as to the expected future financial performance of Grow Group.

          The Opinion is necessarily based upon financial, economic, market and other conditions as they exist, and the information made available to us, as of the date hereof. We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to our attention after the date of the Opinion unless specifically requested to do so.

          Our advisory services and the opinion expressed herein are provided solely for the use of Grow Group's Board of Directors in evaluating the Transaction. The opinion is not being rendered on behalf of, and is not intended to confer rights or remedies upon, ICI, any stockholder of Grow Group or ICI, or any other person other than Grow Group's Board of Directors. The Opinion relates solely to the question of the fairness, from a financial point of view, to Grow Group's Public Shareholders of the Merger Consideration. We have not been asked to express, and we have not expressed, any opinion as to the fairness of the consideration to be received by Corimon.

          Based upon and subject to all the foregoing, we are of the opinion, as investment bankers, that as of the date hereof, the Merger Consideration is fair, from a financial point of view, to Grow Group's Public
          Shareholders.

                                        Very truly yours,

                                        Wertheim Schroder & Co. Incorporated